

May 10, 2012

<u>Via E-mail</u>
Mr. Franco Baseotto
Chief Financial Officer
Foster Wheeler AG
80 Rue de Lausanne
CH 1202 Geneva, Switzerland

     RE: Foster Wheeler AG
               Form 10-K for the Year Ended December 31, 2011
               Filed February 23, 2012
               Form 10-Q for the Period Ended March 31, 2012
               Filed May 2, 2012
               File No. 1-31305

Dear Mr. Baseotto:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis of Financial Condition and Results..., page 29

Liquidity and Capital Resources, page 48

2. You disclose on page 48 that total cash and cash equivalents, short-term investments and restricted cash held by your non-U.S. entities were $630.0 million as of December 31, 2011 versus $849.5 million as of December 31, 2010—a decrease of $219.5 million. You also indicate on page 75 that you are dependent on cash repatriations from your various subsidiaries to cover your Swiss and U.S. cash needs. On page 108, you disclose losses before taxes for your U.S. entities in each of the last three years. On page 78, you disclose your intent to indefinitely reinvest unremitted earnings of your foreign subsidiaries of $317.7 million as of December 31, 2011 versus $383.8 million as of December 31, 2010 as shown in your 2010 Form 10-K—a decrease of $66.1 million. Please disclose the following on page 48:
    - You would be required to accrue and pay U.S. taxes to repatriate these funds if they are needed for your U.S. operations, if true;
    - Your intent is to permanently reinvest these funds outside of the U.S. and your current plans do not demonstrate a need to repatriate them to fund your U.S. operations, if true;
    - Quantify the business reasons for the decrease of $219.5 million in total cash and cash equivalents, short-term investments and restricted cash held by your non-U.S. entities between balance sheet dates; and
    - Disclose the amount of repatriations to the U.S. in each period presented.

    If either of the first two bullets above is untrue, then please revise your proposed disclosures in response to those bullets accordingly, including explaining how your tax treatment aligns with your intent regarding repatriations. If both of the first two bullets above are true, please also revise your disclosures to clarify why this is not inconsistent with your disclosure on page 75 that your U.S. entities are dependent on cash repatriations. Please also disclose on page 78 whether repatriations to the U.S. and/or Switzerland caused all or a part of the $66.1 million decrease in indefinitely reinvested unremitted earnings of foreign subsidiaries and, if so, the circumstances surrounding the repatriations, including how you determined that they did not impact your December 31, 2011 or future assertions regarding indefinite reinvestment.

Financial Statements

Note 13. Income Taxes, page 108

3. Please revise your disclosures in the tables on page 108 to also include the amounts related to Switzerland. Refer to Rule 4-08(h) of Regulation S-X.

4. Please disclose below the tax rate reconciliation table on page 111 each country that materially impacted the non-U.S. rates different than U.S. statutory rate reconciling line item. In doing so, please quantify the extent of each country's impact on your effective tax rate and

the reason for it, including your tax rate in that country and pretax earnings relative to your total pretax earnings.

Form 10-Q for the Period Ended March 31, 2012

<u>General</u>

5. Please address the above comments in your interim filings as well, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief